As filed with the Securities and Exchange Commission on October 13, 2017

File No. 812-[●]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND, BLACKSTONE / GSO LONG-SHORT CREDIT INCOME FUND, BLACKSTONE / GSO SENIOR FLOATING RATE TERM FUND, BLACKSTONE / GSO STRATEGIC CREDIT FUND, BLACKSTONE REAL ESTATE INCOME MASTER FUND, BLACKSTONE REAL ESTATE INCOME FUND, BLACKSTONE REAL ESTATE INCOME FUND II, BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C., GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, BREDS HG SD (DELAWARE) L.P., BREDS III SD SUBSIDIARY NQ L.P., BREDS III SD NQ HOLDCO L.L.C., BREDS III SD NQ L.L.C., BREDS III SD NQ-II L.L.C., BREDS III SD NQ-III L.L.C., BREDS III SD NQ-AIV L.P., BREDS III – N NQ-AIV L.P., GAUSSIAN III NQ-AIV L.P., BLACKSTONE CMBS HOLDINGS – G L.P., BLACKSTONE CMBS INTERMEDIATE – G L.P., BLACKSTONE CMBS FUND – G L.P., BLACKSTONE CMBS HOLDINGS NON-IG L.P., BLACKSTONE CMBS FUND NON-IG L.P., BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD., BLACKSTONE REAL ESTATE CMBS FUND L.P., BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P., BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD., BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P., BLACKSTONE REAL ESTATE SPECIAL SITUATIONS OFFSHORE FUND LTD., BREIT DEBT INVESTMENTS L.L.C., BLACKSTONE TREASURY HOLDINGS III L.L.C., BLACKSTONE TREASURY SOLUTIONS MASTER FUND L.P. – SERIES RE, MAGMA FINCO 16, LLC, BREDS HG SECONDARY DEBT AIV (CAYMAN) L.P., BREDS ASSOCIATES III LOAN NQ L.P., BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G L.L.C., BLACKSTONE REAL ESTATE CMBS ASSOCIATES NON-IG L.L.C., BLACKSTONE REAL ESTATE CMBS ASSOCIATES L.L.C., BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ASSOCIATES L.L.C., BREIT OPERATING PARTNERSHIP L.P., BLACKSTONE TREASURY SOLUTIONS ASSOCIATES L.L.C., MOLTEN PARTNERS, LLC,

BLACKSTONE HOLDINGS I L.P., BLACKSTONE HOLDINGS II L.P., BLACKSTONE HOLDINGS III L.P., BLACKSTONE HOLDINGS IV L.P., BLACKSTONE HOLDINGS FINANCE CO. L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

All Communications, Notices and Orders to:

Leon Volchyok, Esq.	Marisa J. Beeney, Esq.
Blackstone Real Estate Income Advisors L.L.C.	GSO Capital Partners LP
345 Park Avenue	345 Park Avenue, 31st Floor
New York, NY 10154	New York, NY 10154

Copies to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20002

October 13, 2017

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND, BLACKSTONE / GSO LONG-SHORT CREDIT INCOME FUND, BLACKSTONE / GSO SENIOR FLOATING RATE TERM FUND, BLACKSTONE / GSO STRATEGIC CREDIT FUND, BLACKSTONE REAL ESTATE INCOME MASTER FUND, BLACKSTONE REAL ESTATE INCOME FUND, BLACKSTONE REAL ESTATE INCOME FUND II, BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C., GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, BREDS HG SD (DELAWARE) L.P., BREDS III SD SUBSIDIARY NQ L.P., BREDS III SD NQ HOLDCO L.L.C., BREDS III SD NQ L.L.C., BREDS III SD NQ-II L.L.C., BREDS III SD NQ-III L.L.C., BREDS III SD NQ-AIV L.P., BREDS III – N NQ-AIV L.P., GAUSSIAN III NQ-AIV L.P., BLACKSTONE CMBS HOLDINGS – G L.P., BLACKSTONE CMBS INTERMEDIATE – G L.P., BLACKSTONE CMBS FUND – G L.P., BLACKSTONE CMBS HOLDINGS NON-IG L.P., BLACKSTONE CMBS FUND NON-IG L.P., BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD., BLACKSTONE REAL ESTATE CMBS FUND L.P., BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P., BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD., BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P., BLACKSTONE REAL ESTATE SPECIAL

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d), 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

SITUATIONS OFFSHORE FUND LTD., BREIT DEBT
INVESTMENTS L.L.C., BLACKSTONE TREASURY
HOLDINGS III L.L.C., BLACKSTONE TREASURY
SOLUTIONS MASTER FUND L.P. – SERIES RE, MAGMA
FINCO 16, LLC, BREDS HG SECONDARY DEBT AIV
(CAYMAN) L.P., BREDS ASSOCIATES III LOAN NQ L.P.,
BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G
L.L.C., BLACKSTONE REAL ESTATE CMBS ASSOCIATES
NON-IG L.L.C., BLACKSTONE REAL ESTATE CMBS
ASSOCIATES L.L.C., BLACKSTONE REAL ESTATE
SPECIAL SITUATIONS ASSOCIATES L.L.C., BREIT
OPERATING PARTNERSHIP L.P., BLACKSTONE
TREASURY SOLUTIONS ASSOCIATES L.L.C., MOLTEN
PARTNERS, LLC, BLACKSTONE HOLDINGS I L.P.,
BLACKSTONE HOLDINGS II L.P., BLACKSTONE
HOLDINGS III L.P., BLACKSTONE HOLDINGS IV L.P.,
BLACKSTONE HOLDINGS FINANCE CO. L.L.C.

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345 Park Avenue New York, New York 10154 (212) 583-5000 File No. [●] Investment Company Act of 1940

I.	Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:1

•	Blackstone / GSO Floating Rate Enhanced Income Fund (“BGFREI”);

•	Blackstone / GSO Long-Short Credit Income Fund (“BGX”);

•	Blackstone / GSO Senior Floating Rate Term Fund (“BSL”);

•	Blackstone / GSO Strategic Credit Fund (“BGB,” and together with BGFREI, BGX and BSL, the “GSO Funds”);

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

•	Blackstone Real Estate Income Fund (“BREIF”);

•	Blackstone Real Estate Income Fund II (“BREIF II”);

•	Blackstone Real Estate Income Master Fund (“BREI Master Fund,” and, together with BREIF and BREIF II, the “BREI Funds”);

•	Blackstone Real Estate Income Advisors L.L.C. (“BREI Advisors”), the investment adviser to the BREI Funds;

•	GSO / Blackstone Debt Funds Management LLC (“GSO”), the investment adviser to the GSO Funds; and

•	The vehicles/entities set forth in Schedule A hereto, each of which is an entity whose investment adviser, if applicable, is an Adviser[2] (the “Existing Affiliated Funds”), and the general partners or managing members, if applicable, of those Existing Affiliated Funds, each also set forth in Schedule A hereto (the “Affiliated Fund GPs”).

The Regulated Funds,3 the Advisers, the Existing Affiliated Funds, and the Affiliated Fund GPs may be referred to herein as the “Applicants.”

The relief requested in this application (the “Application”) would permit a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors4 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which one or more Regulated Funds (or one or more Wholly Owned Investment Subsidiaries) participates together with one or more other Regulated Funds (or one or more wholly owned subsidiaries thereof) and/or one or more Affiliated Investors in reliance on the requested Order and a “Potential Co-Investment Transaction” means any investment opportunity in which the Regulated Funds (or its Wholly Owned Investment Subsidiary) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds without obtaining and relying on the Order.5

[2]	The term “Adviser” means (a) BREI Advisors and GSO and (b) any future investment adviser that controls, is controlled by or is under common control with BREI Advisors or GSO and is registered as an investment adviser under the Advisers Act.
[3]	The term “Regulated Funds” means the BREI Funds, the GSO Funds and any future closed-end management investment company that has elected to be regulated as a BDC (as defined below) or is registered under the 1940 Act, whose investment adviser is an Adviser and who intends to participate in the Co-Investment Program (as defined below). The Applicants request relief for Regulated Funds that have elected to be regulated as BDCs because Future Affiliated Funds (defined below) may include BDCs.
[4]	The term “Affiliated Investor” means (i) the Existing Affiliated Funds and (ii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i) whose investment adviser, if applicable, is an Adviser, (ii) that would be an investment company but for an exemption in Section 3(c) of the 1940 Act and (iii) that intends to participate in the Co-Investment Program. Certain Affiliated Investors may be internally managed and not have a separate investment adviser.
[5]	The term “Wholly-Owned Investment Subsidiary” means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for an exemption in Section 3(c) of the 1940 Act. The term “SBIC Subsidiary” means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (a “SBIC”).

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subsidiaries. A Wholly Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any Affiliated Investor because it would be a company controlled by the applicable Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-1. Applicants request that a Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the applicable Regulated Fund, and that such Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the requested order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between such Regulated Fund and its respective Wholly Owned Investment Subsidiaries. The Board6 of the Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the place of the Regulated Fund. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, its Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II.	Applicants

A.	Blackstone / GSO Floating Rate Enhanced Income Fund

BGFREI is a Delaware statutory trust formed on June 20, 2017, and is structured as an externally managed, non-diversified, closed-end management investment company. BGFREI intends to elect to be treated, and intends to qualify each taxable year, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. BGFREI’s principal place of business is 345 Park Avenue New York, New York 10154. BGFREI has not yet commenced operations.

BGFREI’s Objectives and Strategies8 will be to provide current income, with a secondary objective of capital appreciation. BGFREI will seek to achieve its investment objectives by investing at least 80% of its managed assets in floating rate instruments under normal market conditions. BGFREI anticipates that its portfolio of floating rate instruments will primarily consist of floating rate loans.

BGFREI’s business and affairs will be managed under the direction of its Board, which will supervise the conduct of BGFREI’s affairs and the Adviser’s overall management of BGFREI. BGFREI’s Board has not yet been determined, but is expected to delegate daily management and investment authority to GSO pursuant to an Investment Advisory Agreement.9

[6]	The term “Board” means the board of trustees (or equivalent) of a Regulated Fund.
[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[8]	The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the filings made with the Commission by the Regulated Fund under the Securities Exchange Act of 1934, as amended, the 1933 Act and the 1940 Act, and the Regulated Fund’s reports to shareholders.
[9]	The term “Investment Advisory Agreement” means, as applicable, (i) the investment advisory agreement by and between BREI Advisors and BREIF, (ii) the investment advisory agreement by and between BREI Advisors and BREIF II, (iii) the investment advisory agreement by and between BREI Advisors and BREI Master Fund, and (iv) any investment advisory agreement to be entered into by an Adviser and a Regulated Fund, including BGFREI.

B.	Blackstone / GSO Long-Short Credit Income Fund

BGX is a Delaware statutory trust formed on October 22, 2010, and is structured as an externally managed, diversified, closed-end management investment company. BGX has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BGX’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BGX has net assets of approximately $218 million.

BGX’s Objectives and Strategies are to provide current income, with a secondary objective of capital appreciation. BGX seeks to achieve its investment objectives by employing a dynamic long-short strategy in a diversified portfolio of loans and fixed-income instruments of predominantly U.S. corporate issuers, including first- and second-lien secured loans and high-yield corporate debt securities of varying maturities. BGX’s long positions in loans and fixed-income instruments will typically be rated below investment grade at the time of purchase. BGX’s long positions, either directly or through the use of derivatives, are not limited. BGX’s short positions, either directly or through the use of derivatives, may total up to 30% of such Fund’s net assets.

BGX’s business and affairs are managed under the direction of its Board, which supervises the conduct of BGX’s affairs and the Adviser’s overall management of BGX. BGX’s Board consists of five members, four of whom are not “interested persons” of BGX as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Trustees”).10 BGX’s Board has delegated daily management and investment authority to GSO pursuant to an Investment Advisory Agreement. ALPS Fund Services, Inc. (“ALPS”) provides certain administrative, accounting and investor services necessary for BGX to function, as set forth in BGX’s prospectus.

C.	Blackstone / GSO Senior Floating Rate Term Fund

BSL is a Delaware statutory trust formed on March 4, 2010, and is structured as an externally managed, diversified, closed-end management investment company. BSL has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BSL’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BSL has net assets of approximately $269.2 million.

BSL’s Objectives and Strategies are to seek high current income, with a secondary objective to seek preservation of capital, consistent with its primary goal of high current income. Under normal market conditions, at least 80% of BSL’s assets will be invested in senior secured, floating rate loans.

BSL’s business and affairs are managed under the direction of its Board, which supervises the conduct of BSL’s affairs and the Adviser’s overall management of BSL. BSL’s Board consists of five members, four of whom are Non-Interested Trustees. BSL’s Board has delegated daily management and investment authority to GSO pursuant to an Investment Advisory Agreement. ALPS provides certain administrative, accounting and investor services necessary for BSL to function, as set forth in BSL’s prospectus.

[10]	Currently, the trustees of the BGX, BSL and BGB Boards are:

Daniel H. Smith, Jr.

Edward H. D’Alelio (Non-Interested Trustee)

Michael Holland (Non-Interested Trustee)

Thomas W. Jasper (Non-Interested Trustee)

Gary S. Schpero (Non-Interested Trustee)

D.	Blackstone / GSO Strategic Credit Fund

BGB is a Delaware statutory trust formed on March 28, 2012, and is structured as an externally managed, diversified, closed-end management investment company. BGB has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BGB’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BGB has net assets of approximately $761.6 million.

BGB’s Objectives and Strategies are to seek high current income, with a secondary objective to seek preservation of capital, consistent with its primary goal of high current income. The Fund will seek to achieve its investment objectives by investing primarily in a diversified portfolio of loans and other fixed income instruments of predominantly U.S. corporate issuers, including first- and second-lien secured loans and high yield corporate bonds of varying maturities. Under normal market conditions, at least 80% of BGB’s assets will be invested in credit investments comprised of corporate fixed income instruments and other investments (including derivatives) with similar economic characteristics.

BGB’s business and affairs are managed under the direction of its Board, which supervises the conduct of BGB’s affairs and the Adviser’s overall management of BGB. BGB’s Board consists of five members, four of whom are Non-Interested Trustees. BGB’s Board has delegated daily management and investment authority to GSO pursuant to an Investment Advisory Agreement. ALPS provides certain administrative, accounting and investor services necessary for BGB to function, as set forth in BGB’s prospectus.

E.	Blackstone Real Estate Income Fund

BREIF is a Delaware statutory trust formed on October 1, 2013, and is structured as an externally managed, non-diversified, closed-end, management investment company. BREIF has elected to be treated, and intends to qualify each taxable year, as RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BREIF’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BREIF has net assets of approximately $601.0 million.

BREIF’s Objectives and Strategies are to seek long-term total return, with an emphasis on current income, by primarily investing in a broad range of real estate-related debt investments. BREIF is a “feeder” fund in a “master-feeder” structure. BREIF pursues its investment objective by investing substantially all of its assets in the BREI Master Fund.

BREIF’s business and affairs are managed under the direction of its Board, which supervises the conduct of BREIF’s affairs and the Adviser’s overall management of BREIF. BREIF’s Board consists of five members, four of whom are Non-Interested Trustees.11 BREIF’s Board has delegated daily management and investment authority to BREI Advisors pursuant to an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BREIF and the Master Fund to function, as set forth in BREIF’s prospectus.

F.	Blackstone Real Estate Income Fund II

BREIF II is a Delaware statutory trust formed on October 1, 2013, and is structured as an externally managed, non-diversified, closed-end, management investment company. BREIF II has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. BREIF II’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BREIF II has net assets of approximately $305.3 million.

[11]	Currently, the trustees of the BREIF, BREIF II and BREI Master Fund Boards are:

Michael B. Nash

Benedict Aitkenhead (Non-Interested Trustee)

Edward H. D’Alelio (Non-Interested Trustee)

Michael Holland (Non-Interested Trustee)

Thomas W. Jasper (Non-Interested Trustee)

BREIF II’s Objectives and Strategies are to seek long-term total return, with an emphasis on current income, by primarily investing in a broad range of real estate-related debt investments. BREIF II is a “feeder” fund in a “master-feeder” structure. BREIF II pursues its investment objective by investing substantially all of its assets in the BREI Master Fund.

BREIF II’s business and affairs are managed under the direction of its Board, which supervises the conduct of BREIF II’s affairs and the Adviser’s overall management of BREIF II. BREIF II’s Board consists of five members, four of whom are Non-Interested Trustees. BREIF’s Board has delegated daily management and investment authority to BREI Advisors pursuant an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BREIF II to function, as set forth in in BREIF II’s prospectus.

G.	Blackstone Real Estate Income Master Fund

BREI Master Fund is a Delaware statutory trust formed on October 18, 2013, and is structured as an externally managed, non-diversified, closed-end, management investment company. BREI Master Fund intends to be treated as a partnership for U.S. federal income tax purposes for as long as it has at least two shareholders. BREI Master Fund’s principal place of business is 345 Park Avenue New York, New York 10154. As of June 30, 2017, BREI Master Fund has net assets of approximately $942.5 million.

BREI Master Fund’s Objectives and Strategies are to seek long-term total return, with an emphasis on current income, by primarily investing in a broad range of real estate-related debt investments. Under normal circumstances, at least 80% of the BREI Master Fund’s Managed Assets12 are invested in liquid investments in public and private real estate debt, including, but not limited, to commercial mortgage-backed securities, mortgages, loans, mezzanine and other forms of debt and equity interests in collateralized debt obligation vehicles, collateralized loan obligation vehicles, real estate investment trusts, listed vehicles and other entities that invest in real estate debt as one of their core businesses.

BREI Master Fund also uses derivatives and may invest up to 30% of its Managed Assets in derivatives. BREI Master Fund uses derivatives for investment and hedging purposes and as a form of effective leverage. BREI Master Fund’s principal investments in derivative instruments include investments in interest rate swaps, total return swaps, credit default swaps and credit default swap indices (including mortgage-backed securities indices), but BREI Master Fund may also invest in futures transactions, options or options on futures, as well as certain currency instruments.

In addition, BREI Master Fund may invest in equity interests (or derivatives related thereto) in real estate or real estate-related companies that do not invest in real estate debt as one of their core businesses. BREI Master Fund may invest up to 20% of its Managed Assets in such equity interests (or derivatives related thereto).

BREI Master Fund’s business and affairs are managed under the direction of its Board, which supervises the conduct of BREI Master Fund’s affairs and the Adviser’s overall management of BREI Master Fund. BREI Master Fund’s Board consists of five members, four of whom are Non-Interested Trustees. BREI Master Fund’s Board has delegated daily management and investment authority to BREI Advisors pursuant an Investment Advisory Agreement. State Street Bank and Trust Company provides certain administrative, accounting and investor services necessary for BREI Master Fund to function, as set forth in in BREI Master Fund’s prospectus.

H.	The Advisers

Each of the Advisers is a subsidiary of The Blackstone Group L.P. (“Blackstone”). Blackstone is a leading global alternative asset manager, with total assets under management of $366.6 billion as of December 31, 2016. Blackstone’s alternative asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary private equity funds of

[12]	The term “Managed Assets” means net assets, plus the amount of leverage for investment purposes. BREI Master Fund may invest in securities of any credit quality funds and multi-asset class strategies. Blackstone’s four business segments are (1) private equity, (2) real estate (includes BREI Advisors and the BREIF Funds), (3) hedge fund solutions and (4) credit (includes GSO and the GSO Funds).

1.	Blackstone Real Estate Income Advisors L.L.C.

BREI Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to each of BREI Funds pursuant to the applicable Investment Advisory Agreement. Subject to the overall supervision of their respective Boards, BREI Advisors will manage the day-to-day operations of, and provide investment advisory and management services to, each of the BREI Funds. Under the terms of each Investment Advisory Agreement, BREI Advisors will: (i) determine the composition of the investment portfolio of the applicable Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. BREI Advisors’ services under each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

2.	GSO / Blackstone Debt Funds Management LLC

GSO, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves or will serve as the investment adviser to each of the GSO Funds pursuant to the applicable Investment Advisory Agreement. Subject to the overall supervision of their respective Boards, GSO will manage the day-to-day operations of, and provide investment advisory and management services to, each of the GSO Funds. Under the terms of each Investment Advisory Agreement, GSO will: (i) determine the composition of the investment portfolio of the applicable Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. GSO’s services under each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

III.	Request for Order

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Investors.

Similar to the precedent referenced in Section E of this Application, the Regulated Funds and the Affiliated Investors seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and the Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Co-Investment in Portfolio Companies by the Regulated Funds and the Affiliated Investors

1.	Mechanics of the Co-Investment Program

When considering Potential Co-Investment Transactions for any Regulated Fund, an Adviser will consider only the Objectives and Strategies, Board-Established Criteria,13 investment policies, investment positions, capital

[13]	The term “Board-Established Criteria” means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which an Adviser to the Regulated Fund should be notified under condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s then-current Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation, and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the applicable Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Trustees. The Non-Interested Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in Section 57(o) (a “Required Majority”), of the trustees of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Trustees”).14 When selecting investments for the Affiliated Investors, an Adviser will select investments separately for each Affiliated Investor, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Affiliated Investor. The Objectives and Strategies of each Regulated Fund managed by an Adviser and the investment objectives and strategies of the Affiliated Investors advised by such Adviser may be similar or overlap, and an Adviser anticipates that what is an appropriate investment for one or more Regulated Funds will normally also be an appropriate investment for one or more Affiliated Investors that have similar investment objectives and strategies. Therefore, to the extent a Potential Co-Investment Transaction falls within any Board-Established Criteria of a Regulated Fund and the investment objectives and strategies of one or more Regulated Funds and Affiliated Investors managed by the same Adviser, each Regulated Fund intends to co-invest with the Affiliated Investors, with certain exceptions based on factors such as available capital, investment size or diversification, among others the Adviser may deem relevant.15

The Adviser to the BREI Funds and the Adviser to the GSO Funds operate within separate Blackstone business groups and are each separately registered as investment advisers with the Commission. Such Advisers operate independently and provide investment management services to separate sets of Regulated Funds and Affiliated Investors within their respective Blackstone business group. The majority of each Adviser’s employees work on matters for such Adviser and information about potential investment opportunities is routinely disseminated among such Adviser’s employees. Such information typically is not shared between the Advisers, as there are information barrier policies in place between the Blackstone business groups within which the respective Advisers operate. Within each Adviser, the personnel overlap and coordination among portfolio management teams ensures that all relevant investment opportunities will be brought to the attention of each Regulated Fund managed by such Adviser. Each Adviser will receive all information regarding all investment opportunities that fall within the then-current Objectives and Strategies and Board-Established Criteria of each Regulated Fund managed by such Adviser. Generally, investment opportunities will not be shared between the different groups within which the Advisers operate or their respective clients.

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of each Adviser’s advisory business. Each Adviser considers a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, an Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board. In addition to the other protections offered by the conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated

[14]	Although none of the current Regulated Funds are BDCs, the defined terms Eligible Trustees and Required Majority apply as if each Regulated Fund were a BDC subject to Section 57(o) of the Act.
[15]	A Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Fund. In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments (as defined below)) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

Under the Co-Investment Program, pursuant to written policies and procedures adopted by each Adviser (each, an “Allocation Policy”), each Potential Co-Investment Transaction would be allocated between the participating Regulated Funds and Affiliated Investors pro rata based on the relative capital available for investment of the participants. The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, management of any actual or potential conflicts of interest, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Investor’s Available Capital is determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, management of any actual or potential conflicts of interest, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set by the Affiliate Fund’s trustees, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations. With respect to participation in a Potential Co-Investment Transaction by a Regulated Fund, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the Eligible Trustees. The Required Majority of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by the Regulated Fund. The information provided to the Eligible Trustees about a Potential Co-Investment Transaction will include information about the Available Capital of such Regulated Fund and the other participating Regulated Funds and/or Affiliated Investors to assist the Eligible Trustees with their review of the investments by such Regulated Fund for compliance with the Allocation Policy. Additionally each Adviser will regularly review with each Board the Allocation Policy and how the Allocation Policy has been applied in the context of the investments by each Regulated Fund. No Eligible Trustee will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Trustee may have in securities of a Regulated Fund. All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the terms and conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund’s purchase be the same as those applicable to the purchase by the other participating Regulated Funds and Affiliated Investors. Additionally, an Affiliated Investor or Regulated Fund that is party to a Co-Investment Transaction will not receive any additional compensation of any kind in connection with a Co-Investment Transaction other than pro rata transaction fees and non-participating Affiliated Investors or Regulated Funds shall not receive any such compensation. The proposed conditions will not impact an Adviser’s ability to receive investment advisory fees or profit participation interests paid by an Affiliated Investor.

As noted above, all subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment16) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a participating Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and Regulated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the applicable Board has approved such Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Regulated Fund. If the Board of a Regulated Fund does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Trustees. The Board of a Regulated Fund may at any time rescind, suspend or qualify their respective approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

[16]	“Follow-On Investment” means any additional investment in an existing portfolio company whose securities were acquired in a Co-Investment Transaction, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

Under condition 14, if an Adviser, the Principals, any person controlling, controlled by, or under common control with an Adviser or its principal owners (“Principals”), and the Affiliated Investors (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees, (2) the removal of one or more trustees or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

Applicants believe that this condition will ensure that the Non-Interested Trustees will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Trustees by a suggestion, explicit or implied, that the Non-Interested Trustees can be removed will be limited significantly. The Non-Interested Trustees shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

B.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Absent an exemption, Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.17

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

[17]	Likewise, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[18] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.19

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.20 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”21 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”22

[18]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[19]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).
[20]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edi-tion (May 29, 1992) at 488, et seq.
[21]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[22]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.	Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the category of persons described by Section 17(d) or Section 57(b), as modified by Rule 57b-1 thereunder with respect to a Regulated Fund. Because BREI Advisors or GSO is the investment adviser to each of the Regulated Funds and the Affiliated Investors, the Regulated Funds and the Affiliated Investors may be deemed to be affiliated persons within the meaning of Section 2(a)(3) if the Regulated Funds and the Affiliated Investors are deemed to be controlled by or under common control with an Adviser. Thus, each Regulated Fund and Affiliated Investor could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1, permitting the Regulated Funds, one or more other Regulated Funds, and the Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.23 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for

[23]	1889 BDC, Inc., et al., (File No. 812-14682) Release No. IC-32735 (order) (July 18, 2017); Release No. IC-32687 (notice) (June 21, 2017); Partners Group (USA) Inc., et al., (File No. 812-14193-01) Release No. IC-32726 (order) (July 6, 2017); Release No. IC-32667 (notice) (June 1, 2017); Corporate Capital Trust, Inc., et al., (File No. 812-14408) Release No. IC-32683 (order) (June 19, 2017); Release No. IC-32642 (notice) (May 22, 2017); TICC Capital Corp., et al., (File No. 812-14707) Release No. IC-32680 (order) (June 14, 2017); Release No. IC-32641 (notice) (May 19, 2017); Solar Capital Ltd., et al., (File No. 812-14735) Release No. IC-32677 (order) (June 13, 2017); Release No. IC-32638 (notice) (May 17, 2017); New Mountain Finance Corporation, et al., (File No. 812-14699) Release No. IC-32668 (order) (June 5, 2017); Release No. IC-32630 (notice) (May 08, 2017); Excelsior Private Markets Fund II (Master), LLC, et al., (File No. 812-14548-05) Release No. IC-32628 (order) (May 8, 2017); Release No. IC-32597 (notice) (April 10, 2017); Medley Capital Corporation, et al., (File No. 812-14679) Release No. IC-32581 (order) (March 29, 2017); Release No. IC-32520 (notice) (March 3, 2017); Golub Capital BDC, Inc., et al., (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order); Release No. IC-32461 (January 21, 2017) (notice); Owl Rock Capital Corporation, et al., (File No. 812-14568), Release No. IC-32469 (February 7, 2017) (Order); Release No. IC-32422 (notice); Ares Capital Corporation, et al., (File No. 812-13603), Release No. IC-32427 (January 18, 2017) (order);Release No. IC-32399 (December 21, 2016 (notice) Goldman Sachs BDC, Inc. et al., (File No. 812-14219), Release No. IC 32409 (January 4, 2017) (order); Release No. IC 32382 (December 7, 2016) (notice); Carlyle GMS Finance, Inc., et al., (File No. 812-14472) Release No. IC-32362) (November 22, 2016) (order); Release No. IC 32340 (October 27, 2016) (notice); OFS Capital Corporation, et al., (File No. 812-14602), Release No. IC 32312 (October 12, 2016) (order); Release No. IC 32259 (September 13, 2016) (notice); StepStone Group LP, et al., (File No. 812-14410) Release No. 32319 (October 17, 2016) (order); Release No. IC 32265 (September 19, 2016) (notice); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14575), Release No. IC 32226 (August 23, 2016) (order); Release No. IC 32197 (July 29, 2016) (notice); Carey Credit Income Fund, et al., (File No. 812-14426), Release No. IC 32164 (June 28, 2016) (order); Release No. IC 32197 (June 7, 2016) (notice); Capitala Finance Corp., et al., (File No. 812-14544), Release No. IC 32136 June 1, 2016) (order); Release No. IC 32102 (May 5, 2016) (notice); Triloma EIG Global Energy Fund, et al., (File No. 812-14429), Release No. IC 32132 May 31, 2016) (order); Release No. IC 32106 (May 5, 2016) (notice); OHA Investment Corporation, et al., (File No. 812-14482), Release No. IC 32094 April 25, 2016) (order); Release No. IC 32061 (March 30, 2016) (notice); NexPoint Capital, Inc., et al., (File No. 812-14430), Release No. IC 32078 (April 19, 2016) (order); Release No. IC 32048 (March 24, 2016) (notice); Crescent Capital BDC, Inc., et al. (File No. 812-14454), Release No. IC-32056 (March 29, 2016) (order); Release No. IC-32018 (March 2, 2016) (notice); Apollo Investment Corporation, et al, (File No. 812-13754), Release No. IC-32057 (March 29, 2016) (order); Release No. IC 32019 (March 2, 2016) (notice); Alcentra Capital Corporation, et al., (File No. 812-14374), Release No. IC 31951 (December 30, 2015) (order); Release No. IC 31927 (December 4, 2015) (notice); THL Credit, Inc., et al., (File No. 812-14374), Release No. IC 31929 (December 8, 2015) (order); Release No. IC 31899 (November 10, 2015) (notice); Full Circle Capital Corporation, et al. (File No. 812-14396), Release No. IC-31837 (September 23, 2015) (order); Release No. IC-31799 (August 28, 2015) (notice); Garrison Capital Inc. (File No. 812-14097), Release No. IC-31409 (January 12, 2015) (order); Release No. IC 31080 (December 17, 2014) (notice); TPG Specialty Lending, Inc. (File No. 812-13980), Release No. IC-31379 (December 16, 2014) (order); Release No. IC-31338 (November 25, 2014) (notice); WhiteHorse Finance, Inc. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order); Release No. IC 31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice) (order pending); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

co-investment transactions to protect the interests of public investors in the investment company than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a Regulated Fund is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Potential Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that each of the Regulated Funds are treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that no Adviser to a Regulated Fund or the principals of such Adviser would be able to favor any particular Regulated Fund or the Affiliated Investors over other Regulated Funds through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Fund will also be an attractive investment opportunity for one or more Regulated Funds and Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to the Regulated Funds or the Affiliated Investors as opportunities arise.

Applicants submit that the Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.    Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.

(a)	Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions that

(i)	an Adviser considers for any other Regulated Fund or Affiliated Investor and

(ii)	fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b)	When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under condition 1(a), such Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.

(a)	If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c)	After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Investor) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)	the investment by any other Regulated Funds or Affiliated Investors would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Investors; provided that, if any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)	the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Affiliated Investor or any Regulated Fund or any affiliated person of any Affiliated Investor or any Regulated Fund receives in connection with the right of an Affiliated Investor or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who each may, in turn, share its portion with its affiliated persons), and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Investors or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-

Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co- Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Investors during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8,[24] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Investor or any affiliated person of another Regulated Fund or Affiliated Investor is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Investor. The grant to an Affiliated Investor or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a)	If any Affiliated Investor or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)	Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Investors and Regulated Funds.

(c)	A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the

[24]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d)	Each Affiliated Investor and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.

(a)	If any Affiliated Investor or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practicable time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Available Capital, up to the amount proposed to be invested by each.

(d)	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds or Affiliated Investors that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually: (a) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions, and (b) the continued appropriateness of any Board-Established Criteria.

10.	Each Regulated Fund will maintain the records required by section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.	No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of any of the Affiliated Investors.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Investors and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee[25] (including, without limitation, break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Investors (who may, in turn, share their portion with affiliated persons) on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Investors based on the amount they invest in such Co-Investment Transaction. None of the Advisers, the Affiliated Investors, the other Regulated Funds nor any affiliated person of the Regulated Funds or Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of an Adviser, investment advisory fees paid in accordance with their respective agreements between the Advisers and the Regulated Fund or Affiliated Investor).

14.	If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) all other matters under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

15.	Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV.	Procedural Matters

A.	Communications

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

345 Park Avenue

New York, New York 10154

[25]	Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G St. NW

Washington, DC 20001

(202) 636-5500

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of each Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

V.	Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors. Applicants further request that the requested Order supersede and replace the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.

Dated: October 13, 2017
BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND
BLACKSTONE / GSO LONG-SHORT CREDIT INCOME FUND
BLACKSTONE / GSO SENIOR FLOATING RATE TERM FUND
BLACKSTONE / GSO STRATEGIC CREDIT FUND

	By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Chief Compliance Officer, Chief Legal Counsel and Secretary

BLACKSTONE REAL ESTATE INCOME MASTER FUND BLACKSTONE REAL ESTATE INCOME FUND BLACKSTONE REAL ESTATE INCOME FUND II

	By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Chief Compliance Officer and Secretary

BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C.

	By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

	By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Authorized Signatory

BREDS HG SD (DELAWARE) L.P.

By: BREDS HG Secondary Debt AIV (CAYMAN) L.P., as general partner
By: BREDS Associates HG Loan NQ L.P., its

general partner
By: BREDS HG GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD SUBSIDIARY NQ L.P.

By: BREDS III SD NQ-AIV L.P., as general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ-AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD NQ HOLDCO L.L.C.

By: BREDS III SD Subsidiary NQ L.P., as sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD NQ L.L.C.

By: BREDS III SD NQ Holdco L.L.C., as sole member
By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD NQ-II L.L.C.

By: BREDS III SD NQ Holdco L.L.C., as sole member
By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD NQ-III L.L.C.

By: BREDS III SD NQ Holdco L.L.C., as sole member
By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III SD NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., as general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BREDS III – N NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., as general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

GAUSSIAN III NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE CMBS HOLDINGS – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE CMBS INTERMEDIATE – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE CMBS FUND – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE CMBS HOLDINGS NON-IG L.P.

By: Blackstone Real Estate CMBS Associates Non-IG L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE CMBS FUND NON-IG L.P.

By: Blackstone Real Estate CMBS Associates Non-IG L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE REAL ESTATE CMBS FUND L.P.

By: Blackstone Real Estate CMBS Associates L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P.

By: Blackstone Real Estate CMBS Associates L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P.
By: Blackstone Real Estate Special Situations Associates L.L.C., as general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE SPECIAL SITUATIONS OFFSHORE FUND LTD.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BREIT DEBT INVESTMENTS L.L.C.
By: BREIT Operating Partnership L.P., its sole member
By: Blackstone Real Estate Income Trust, Inc., its general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Secretary
BLACKSTONE TREASURY HOLDINGS III L.L.C.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer
BLACKSTONE TREASURY SOLUTIONS MASTER FUND L.P. SOLELY WITH RESPECT TO SERIES RE

By: Blackstone Treasury Solutions Associates L.L.C., as its general partner
By:	/s/ Jeffrey Iverson
Name: Jeffrey Iverson
Title: Chief Compliance Officer
MAGMA FINCO 16, LLC
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Secretary
BREDS HG SECONDARY DEBT AIV (CAYMAN) L.P.
By: BREDS Associates HG Loan NQ L.P., its general partner
By: BREDS HG GP NQ – AIV L.L.C., its general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BREDS ASSOCIATES III LOAN NQ L.P.
By: BREDS III GP NQ – AIV L.L.C., its general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE CMBS ASSOCIATES NON-IG L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE CMBS ASSOCIATES L.L.C.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ASSOCIATES L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory
BREIT OPERATING PARTNERSHIP L.P.
By: Blackstone Real Estate Income Trust, Inc., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Secretary
BLACKSTONE TREASURY SOLUTIONS ASSOCIATES L.L.C.
By:	/s/ Jeffrey Iverson
Name: Jeffrey Iverson
Title: Chief Compliance Officer
MOLTEN PARTNERS, LLC
By: Blackstone Mortgage Trust, its managing member
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Secretary
BLACKSTONE HOLDINGS I L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer
BLACKSTONE HOLDINGS II L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

BLACKSTONE HOLDINGS III L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer
BLACKSTONE HOLDINGS IV L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer
BLACKSTONE HOLDINGS FINANCE CO. L.L.C.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

Exhibit A

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE INCOME ADVISORS L.L.C.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS HG SD (DELAWARE) L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS HG SD (DELAWARE) L.P.

By: BREDS HG Secondary Debt AIV (CAYMAN) L.P., as general partner
By: BREDS Associates HG Loan NQ L.P., its general partner
By: BREDS HG GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD SUBSIDIARY NQ L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD SUBSIDIARY NQ L.P.

By:	BREDS III SD NQ-AIV L.P., as general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ-AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD NQ HOLDCO L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD NQ HOLDCO L.L.C.

By: BREDS III SD Subsidiary NQ L.P., as sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD NQ L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD NQ L.L.C.

By: BREDS III SD NQ Holdco L.L.C., as sole member
By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD NQ-II L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD NQ-II L.L.C.

By: BREDS III SD NQ Holdco L.L.C., as sole member
By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD NQ-III L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD NQ-III L.L.C.

By: BREDS III SD Subsidiary NQ L.P., its sole member
By: BREDS III SD NQ–AIV L.P., its general partner
By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III SD NQ-AIV L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III SD NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., as general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS III – N NQ-AIV L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS III – N NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., as general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of GAUSSIAN III NQ-AIV L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GAUSSIAN III NQ-AIV L.P.

By: BREDS Associates III Loan NQ L.P., its general partner
By: BREDS III GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE CMBS HOLDINGS – G L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE CMBS HOLDINGS – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE CMBS INTERMEDIATE – G L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE CMBS INTERMEDIATE – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE CMBS FUND – G L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE CMBS FUND – G L.P.

By: Blackstone Real Estate CMBS Associates – G L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE CMBS HOLDINGS NON-IG L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE CMBS HOLDINGS NON-IG L.P.

By: Blackstone Real Estate CMBS Associates Non-IG L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE CMBS FUND NON-IG L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE CMBS FUND NON-IG L.P.

By: Blackstone Real Estate CMBS Associates Non-IG L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS FUND L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS FUND L.P.

By: Blackstone Real Estate CMBS Associates L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P.

By: Blackstone Real Estate CMBS Associates L.L.C., as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P.

By: Blackstone Real Estate Special Situations Associates L.L.C. as general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE SPECIAL SITUATIONS OFFSHORE FUND LTD., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS OFFSHORE FUND LTD.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREIT DEBT INVESTMENTS L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREIT DEBT INVESTMENTS L.L.C.

By: BREIT Operating Partnership L.P., its sole member
By: Blackstone Real Estate Income Trust, Inc., its General Partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE TREASURY HOLDINGS III L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE TREASURY HOLDINGS III L.L.C.

By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE TREASURY SOLUTIONS MASTER FUND L.P. – SERIES RE, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE TREASURY SOLUTIONS MASTER FUND L.P.

By: Blackstone Treasury Solutions Associates L.L.C., as its general partner

By:	/s/ Jeffrey Iverson
Name: Jeffrey Iverson
Title: Chief Compliance Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of MAGMA FINCO 16, L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MAGMA FINCO 16, L.L.C.

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS HG SECONDARY DEBT AIV (CAYMAN) L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS HG SECONDARY DEBT AIV (CAYMAN) L.P.

By: BREDS Associates HG Loan NQ L.P., its general partner
By: BREDS HG GP NQ – AIV L.L.C., its general partner

By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREDS ASSOCIATES III LOAN NQ L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREDS ASSOCIATES III LOAN NQ L.P.
BREDS Associates III Loan NQ L.P.
By: BREDS III GP NQ – AIV L.L.C., its general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS ASSOCIATES NON-IG L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES NON-IG L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE CMBS ASSOCIATES L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ASSOCIATES L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ASSOCIATES L.L.C.
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BREIT OPERATING PARTNERSHIP L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BREIT OPERATING PARTNERSHIP L.P.
By: Blackstone Real Estate Income Trust, Inc., its general partner
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE TREASURY SOLUTIONS ASSOCIATES L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE TREASURY SOLUTIONS ASSOCIATES L.L.C.
By:	/s/ Jeffrey Iverson
Name: Jeffrey Iverson
Title: Chief Compliance Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of MOLTEN PARTNERS L.L.C., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MOLTEN PARTNERS L.L.C.
By: Blackstone Mortgage Trust, its managing member
By:	/s/ Leon Volchyok
Name: Leon Volchyok
Title: Authorized Signatory

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE HOLDINGS I L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE HOLDINGS I L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE HOLDINGS II L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE HOLDINGS II L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE HOLDINGS III L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director - Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE HOLDINGS IV L.P., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE HOLDINGS IV L.P.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated October 13, 2017 for and on behalf of BLACKSTONE HOLDINGS FINANCE CO. L.L.C., of such entity, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BLACKSTONE HOLDINGS FINANCE CO. L.L.C.
By:	/s/ Matthew B. Skurbe
Name: Matthew B. Skurbe
Title: Managing Director – Treasurer

Exhibit B

Resolutions of the Boards of Trustees of Blackstone Real Estate Income Master Fund, Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II

(each a “Fund”)

WHEREAS:	The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; now therefore be it

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and further

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

(Adopted on August 22, 2017)

B-1

Resolutions of the Boards of Trustees of Blackstone / GSO Long-Short Credit Income Fund, Blackstone / GSO Strategic Credit Fund and Blackstone / GSO Senior Floating Rate Term Fund (each a “Fund”)

WHEREAS:	The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; now therefore be it

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and further

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

(Adopted on July 25, 2017)

B-2

Schedule A

Existing Affiliated Funds

BREDS HG SD (DELAWARE) L.P.

BREDS III SD SUBSIDIARY NQ LP

BREDS III SD NQ HOLDCO LLC

BREDS III SD NQ LLC

BREDS III SD NQ-II LLC

BREDS III SD NQ-III LLC

BREDS III SD NQ-AIV LP

BREDS III – N NQ-AIV LP

GAUSSIAN III NQ-AIV LP

BLACKSTONE CMBS HOLDINGS – G L.P.

BLACKSTONE CMBS INTERMEDIATE – G LP

BLACKSTONE CMBS FUND – G L.P.

BLACKSTONE CMBS HOLDINGS NON-IG LP

BLACKSTONE CMBS FUND NON-IG L.P

BLACKSTONE REAL ESTATE CMBS MASTER FUND LTD.

BLACKSTONE REAL ESTATE CMBS FUND L.P.

BLACKSTONE REAL ESTATE CMBS OFFSHORE HOLDINGS L.P.

BLACKSTONE REAL ESTATE CMBS OFFSHORE FUND LTD.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS HOLDINGS L.P.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS OFFSHORE FUND LTD.

BREIT DEBT INVESTMENTS L.L.C.

BLACKSTONE TREASURY HOLDINGS III L.L.C.

BLACKSTONE TREASURY SOLUTIONS MASTER FUND L.P. – SERIES RE

MAGMA FINCO 16, LLC

BLACKSTONE HOLDINGS I L.P.

BLACKSTONE HOLDINGS II L.P.

BLACKSTONE HOLDINGS III L.P.

BLACKSTONE HOLDINGS IV L.P.

BLACKSTONE HOLDINGS FINANCE CO. L.L.C.

Existing Affiliated GPs

BREDS HG SECONDARY DEBT AIV (CAYMAN) L.P.

BREDS III SD NQ-AIV L.P.

BREDS III SD SUBSIDIARY NQ L.P.

BREDS III SD NQ HOLDCO L.L.C.

BREDS ASSOCIATES III LOAN NQ L.P.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES – G L.L.C.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES NON-IG L.L.C.

BLACKSTONE REAL ESTATE CMBS ASSOCIATES L.L.C.

BLACKSTONE REAL ESTATE SPECIAL SITUATIONS ASSOCIATES L.L.C.

BREIT OPERATING PARTNERSHIP L.P.

BLACKSTONE TREASURY SOLUTIONS ASSOCIATES L.L.C.

MOLTEN PARTNERS, LLC

B-2